UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

MEDIALINK WORLDWIDE INCORPORATED
(Name of Issuer)

Common Stock
(Title of Class of Securities)

58445P105
(CUSIP Number)

Michael Feinsod Infinity Capital, LLC 767 Third Avemue 16th Floor New York, New York 10017 (212) 752-2777	Elliot Press, Esq. c/o Katten Muchin Zavis Rosenman 575 Madison Avenue New York, New York 10022 (212) 940-6348

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 58445P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,600 shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 379,600 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,600 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON* PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

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SCHEDULE 13D

CUSIP No. 58445P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,600 shares (comprised of shares held by Infinity Capital Partners, L.P.)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 379,600 shares (comprised of shares held by Infinity Capital Partners, L.P.)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,600 shares (comprised of shares held by Infinity Capital Partners, L.P.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

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SCHEDULE 13D

CUSIP No. 58445P105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,600 shares (comprised of shares held by Infinity Capital Partners, L.P.)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 379,600 shares (comprised of shares held by Infinity Capital Partners, L.P.)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,600 shares (comprised of shares held by Infinity Capital Partners, L.P.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

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SCHEDULE 13D

CUSIP No. 58445P105

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Michael Feinsod
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 379,600 shares (comprised of shares owned by Infinity Capital Partners, L.P.)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 379,600 shares (comprised of shares owned by Infinity Capital Partners, L.P.)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,600 shares (comprised of shares owned by Infinity Capital Partners, L.P.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.33%
14	TYPE OF REPORTING PERSON* 1N

* SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 8

This Amendment No. 1 relates to the Common Stock (the "Common Stock") of Medialink Worldwide Incorporated (the "Company") and amends the Statement on Schedule 13D filed on July 28, 2004 by (i) Infinity Capital Partners, L.P., a Delaware limited partnership (“Partners”), (ii) Infinity Capital, LLC, a Delaware limited liability company (“Capital”), (iii) Infinity Management, LLC, a Delaware limited liability company (“Management”), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons").

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to read as follows:

The aggregate amount of funds used to purchase the shares of Common Stock held by Partners was $1,340,000. The source of funds used by Partners to purchase such shares was working capital. In addition, Partners effects purchases of shares primarily through margin accounts maintained for Partners with Banc of America Securities which may extend credit to Partners as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 5.        Interest in Securities of the Issuer.

Item 5(a) is hereby amended to read as follows:

(a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 5,993,656 shares of Common Stock outstanding as of August 13, 2004, as reported in the Company’s quarterly report on Form 10-Q for the period ended June 30, 2004.

As of the close of business on November 9, 2004:

(i) Partners owns 379,600 shares of Common Stock which constitute approximately 6.33% of the shares of Common Stock outstanding;

(ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 379,600 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 6.33% of the shares of Common Stock outstanding;

(iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 379,600 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 6.33% of the shares of Common Stock outstanding; and

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(iv) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 379,600 shares of Common Stock, that are owned by Partners. Such shares, in the aggregate, constitute approximately 6.33% of the shares of Common Stock outstanding.

Item 5(c) is hereby amended as follows:

(c) Set forth below is a description of all transactions in shares of Common Stock that were effected by Partners during the past sixty days. All such transactions were purchases effected on the open market.
Date	Number of Shares	Price Per Share
9/13/2004	2,100	$ 3.159
9/17/2004	2,400	$ 3.114
9/21/2004	4,692	$ 3.303
9/24/2004	4,300	$ 3.089
9/27/2004	4,600	$ 3.010
9/29/2004	2,025	$ 3.324
9/30/2004	1,000	$ 3.447
10/8/2004	1,500	$ 3.422
10/12/2004	4,875	$ 3.234
10/26/2004	2,500	$ 3.291
10/27/2004	2,600	$ 3.298
11/9/2004	9,000	$ 3.166

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2004

INFINITY CAPITAL PARTNERS, L.P. By: Infinity Capital, LLC, its General Partner

By:	/s/ Michael Feinsod
Name: Michael Feinsod
Title: Managing Member

INFINITY CAPITAL, LLC

By:	/s/ Michael Feinsod
Name: Michael Feinsod
Title: Managing Member

INFINITY MANAGEMENT, LLC

By:	/s/ Michael Feinsod
Name: Michael Feinsod
Title: Managing Member

/s/ Michael Feinsod Michael Feinsod

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